August 25, 2011

Via EDGAR and ELECTRONIC MAIL

Ms. Cecilia D. Blye

Chief, Office of Global Security Risk

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Chemtura Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 8, 2011
File No. 1-15339

Dear Ms. Blye:

Below please find the response of Chemtura Corporation (the “Company”) to the comment of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated August 3, 2011 to the Company. For the convenience of the Staff, the Company has restated the comment in italics.

We note the disclosure on pages 2, 4, and elsewhere that you have operations in Latin America, the Middle East, and Africa, regions generally understood to include Cuba, Iran, Syria, and Sudan. In addition, we are aware of publicly-available information that you have a joint venture, Gulf Stabilizers Industries, with Al Zamil Group Holding Company, whose company Zamil Steel has exported products to Sudan and Syria. As you know, Cuba, Iran, Syria, and Sudan are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us your past, current, and any anticipated contacts with the referenced countries, whether through subsidiaries, joint ventures, distributors, dealers, retailers, or other direct or indirect arrangements, since your letters to us dated October 13, 2006 and November 8, 2006. Your response should describe any products, materials, technology, services, information, or support that you have provided into Cuba, Iran, Syria, and/or Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of the referenced countries or entities controlled by them.

Response:

As we noted in our response letters to the Staff of October 13, 2006 and November 8, 2006, the Company maintains a robust internal compliance program designed to ensure that international transactions by the Company and its affiliates are conducted in a manner that is fully consistent with U.S. trade and economic sanctions and export control laws. The relevant trade and economic sanctions and export control laws include export and re-export controls administered by the Commerce Department’s Bureau of Industry and Security (“BIS”), trade and economic sanctions administered by the Treasury Department’s Office of Foreign Assets Control (“OFAC”), the International Traffic in Arms Regulations (“ITAR”) administered by the Directorate of Defense Trade Controls within the U.S. State Department, and certain other laws, including the Iran Freedom Support Act (“IFSA”), that can apply to activities of foreign persons as well as U.S. persons.

While certain of the Company’s non-U.S. affiliates have conducted limited business activities involving Iran and Syria as discussed below, primarily through third party distributors or agents, it is important to note that such sales are not prohibited under U.S. law. The Company is committed to compliance with U.S. economic sanctions and export control laws, including restrictions on U.S. trade with Cuba, Sudan, Syria and Iran, and the Company has adopted strong internal measures to ensure compliance with these laws. To this end, the Company requires that all of its affiliates (including U.S. and foreign personnel) adhere to a comprehensive U.S. trade control (including economic sanctions and export or re-export controls) compliance program. Under this program, “U.S. persons” (as defined under relevant U.S. sanctions regulations) are prohibited from conducting business involving or supporting, approving, or facilitating transactions in or with any country, person or entity subject to U.S. embargo (absent U.S. Government approval). Relevant personnel receive ongoing U.S. sanctions compliance training to ensure that their understanding of the law and the Company’s trade control compliance policy and procedures are accurate and up to date.

In response to the Staff’s request, the Company describes below the nature and extent of the contacts between the Company, or any of the Company’s affiliates, as the case may be, and Cuba, Sudan, Iran and Syria.

Cuba and Sudan: To the Company’s knowledge, after due inquiry, none of the Company’s U.S. or non-U.S. affiliates have directly or indirectly entered into any past or current agreements, commercial arrangements or other contracts with Cuba or Sudan during the period in question and have no intention of entering into any future agreements, commercial arrangements or other contracts with these countries.

Iran and Syria: To the Company’s knowledge, after due inquiry, none of the Company’s affiliates located in the U.S. engage in export or any other transactions involving Iran or Syria. To the Company’s knowledge, after due inquiry, certain of the Company’s Dutch, Italian, Swiss and German affiliates in its Chemtura AgroSolutions, Industrial Engineered Products and Industrial Performance Products operating segments (including our joint venture Gulf Stabilizers Industries) have not directly or indirectly entered into any agreements, commercial arrangements or other contracts with Iran since the first half of 2010 and, with the exception of a settlement agreement that needs to be finalized between a non-U.S. affiliate of the Company and a distributor as a result of the termination of a supply agreement, have no intention of entering into any future transactions with Iran.

Certain of the Company’s Dutch, Italian, Swiss and German affiliates in its Chemtura AgroSolutions, Industrial Engineered Products and Industrial Performance operating segments (including our joint venture Gulf Stabilizers Industries) undertook and independently managed certain transactions with Iran and Syria, primarily through third party distributors or agents, during the period between 2006 and (a) with respect to Iran, up until the first half of 2010 as discussed above and (b) with respect to Syria, up until the date of this letter. The Company currently expects to continue similar permissible transactions with Syria. All of the transactions involving Iran and Syria consisted of sales of small amounts of non-U.S.-origin agricultural products and industrial additives for a range of benign, non-military uses. The agricultural products sold by the Company’s non-U.S. affiliates in these countries are used to protect and enhance the yield of cereal grains, control mites in various tree crops and curtail the spread of malaria by controlling mosquitoes, consistent with the Company’s business efforts in other developing countries in the Middle East, Africa and Eastern Europe. The industrial additives consisted of rubber chemicals used in the manufacture of tires and catalyst components and additives used in the production of polyolefins and PVC, which are used in applications aimed at improving quality and conservation of food, ensuring safe transportation of drinking water and advance safe handling of wastes.

To the Company’s knowledge, after due inquiry, none of the transactions by the Company’s non-U.S. affiliates (including our joint venture Gulf Stabilizers Industries) was contrary to, or prohibited by, any provision of U.S. law. None of the products or industrial additives involved in those transactions was subject to the export control jurisdiction of the U.S. under the export control and trade sanctions regulations enforced by BIS and OFAC respectively, and, to the Company’s knowledge, no “United States person” authorized, approved, participated in or facilitated any of those transactions. The above products and industrial additives are believed to be classified as “EAR99” under the Commerce Department’s Export Administration Regulations, and are thus deemed to have no known potential for military applications. Moreover, the Company has no knowledge or basis for knowing that any sales of the Company’s products to Iran would or could be used in any activity proscribed by IFSA.

The Company devotes significant resources to the preparation of its reports under the Securities Exchange Act of 1934 (the “Exchange Act”). The Company considers transactions and other matters required to be disclosed pursuant to the line item requirements of Form 10-K and Form 10-Q, as well as transactions and other matters required to be disclosed pursuant to Exchange Act Rules 12b-20 and 10b-5. The Company has concluded that any contacts with Iran and Syria are immaterial from both a quantitative and a qualitative perspective (no contacts with Cuba and Sudan), and are therefore not required to be separately disclosed in the Company’s Exchange Act reports.

From a quantitative perspective, the Company believes that any indirect revenues derived from Iran (from 2006 through mid-2010) and Syria (from 2006 through the date hereof) are immaterial in relation to the Company’s consolidated revenues. Total indirect and direct sales of products by the Company’s non-U.S. affiliates into Iran and Syria in the fiscal years ending December 31, 2006, 2007, 2008, 2009 and 2010 totaled approximately $4.4 million, $3.2 million, $5.4 million, $4.5 million and $6.7 million, respectively (no sales into Cuba or Sudan), representing in each case less than one-quarter of one percent of the Company’s consolidated annual revenues. Total indirect and direct sales of agricultural products by the Company’s non-U.S. affiliates into Syria during the first six months of 2011 totaled approximately $3.4 million, representing less than one-quarter of one percent of the Company’s consolidated revenues during the same period. If all or any portion of the future revenues from Syria were to terminate for any reason, it would not affect the Company’s ability to achieve its strategic and operational objectives. The Company also believes that the geographical diversification of its business activities further reduces the risk that loss of future revenue from sales relating to Syria would be material to the Company’s operations as a whole.

From a qualitative perspective, given the incidental amount of sales into Iran and Syria (all of which the Company believes were lawful) and the lack of any other Company operations in any of Iran, Syria, Sudan or Cuba, the nature of the products sold and the rigor of the Company’s export compliance program, the Company does not believe that these sales will or should adversely impact in any significant way the Company’s reputation or investor decisions with respect to the Company. Finally, the Company believes that potential reputational risks, if any, relating to the business activities at issue are significantly mitigated by the public health and safety aspects of the future permissible sales of the Company’s agricultural products to Syria.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (203) 573-2214 or Robert M. Hayward of Kirkland & Ellis LLP at (312) 862-2133.

*****

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

Sincerely,

/s/ Stephen C. Forsyth

Stephen C. Forsyth
Executive Vice President and Chief Financial Officer
Chemtura Corporation

cc:	Billie S. Flaherty
Senior Vice President, General Counsel and Secretary
Robert M. Hayward, P.C.
Kirkland & Ellis LLP

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